Exhibit 3.1

AMENDED SERIES DESIGNATION OF

MISSION PROPERTY HOLDINGS LLC, SERIES 2

In accordance with the Limited Liability Company Agreement of Mission Property Holdings LLC (the “Company”) dated July 19, 2022, and as amended on November 1, 2022, (the “Agreement”) and upon the execution of this Amended Series Designation by the Company and Ownify, Inc., in its capacity as Managing Member of the Company and Initial Member of Mission Property Holdings LLC, Series 2, a series of Mission Property Holdings LLC (“Series 2”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the Agreement.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Agreement.

References to Sections and ARTICLES set forth herein are references to Sections and ARTICLES of the Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Mission Property Holdings LLC, Series 2, a protected series of Mission Property Holdings LLC

Effective date of establishment	December 7, 2022

Managing Member	Ownify, Inc. was appointed as the Managing Member of Mission Property Holdings LLC, Series 2, with effect from the date of the Agreement and shall continue to act as the Managing Member of Series 2 until dissolution of Mission Property Holdings LLC, Series 2, pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X

Initial Member	Ownify, Inc., having received 98% of Mission Property Holdings LLC, Series 2, Interests.

Owni Interest	Pursuant to the Owni equity sharing and Lease agreements, the Owni was issued 2% of Mission Property Holdings LLC, Series 2, Interests upon vesting and will accumulate up to 10% of Mission Property Holdings LLC, Series 2, over a five (5) year duration.

Owni Proxy	Until the close of the Initial Offering, the Owni appoints the Managing Member as the Owni’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, (i) vote all Series Interests held of record by the Owni, (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the Managing Member determines is necessary or appropriate at the Managing Member’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the Managing Member for the accomplishment of the foregoing. The proxy and power granted by the Owni pursuant to this Series Designation are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Owni is an individual, will survive the death, incompetency and disability of the Owni and, so long as the Owni is an entity, will survive the merger or reorganization of the Owni or any other entity holding the Series Interests.

Series Assets	The Series Assets of Mission Property Holdings LLC, Series 2, shall comprise a property known as 2005 Muddy Creek Ct., Raleigh, NC 27610, which was acquired by Mission Property Holdings LLC Series 2, on December 8, 2022, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series 2 from time to time, as determined by the Managing Member in its sole discretion

Purpose	As stated in Section 2.4

Issuance	Subject to Section 6.3(a)(i), the maximum number of Mission Property Holdings LLC, Series 2, interests the Company can issue is 9,000.

Broker	Dalmore Group LLC

Brokerage Fee	Up to 1.0% of the purchase price of the Interests from Mission Property Holdings LLC, Series 2, sold at the Initial Offering of the Mission Property Holdings LLC, Series 2, interests (excluding the Mission Property Holdings LLC, Series 2, interests acquired by any Person other than Investor Members)

Interest Designation	No Interest Designation shall be required in connection with the issuance of Mission Property Holdings LLC, Series 2, interests

Voting	Subject to Section 3.5, the Mission Property Holdings LLC, Series 2, interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Mission Property Holdings LLC, Series 2, interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in this Agreement.

The affirmative vote of the holders of not less than a majority of the Mission Property Holdings LLC, Series 2, interests then outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Mission Property Holdings LLC, Series 2, interests;

(b) mergers, consolidations or conversions of Mission Property Holdings LLC, Series 2, or the Company; and

(c) all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Mission Property Holdings LLC, Series 2, interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Mission Property Holdings LLC, Series 2, interests shall not be required for any of the other matters specified under Section 12.1

Splits	There shall be no subdivision of the Mission Property Holdings LLC, Series 2, interests other than in accordance with Section 3.7

Other rights	Holders of Mission Property Holdings LLC, Series 2, interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Mission Property Holdings LLC, Series 2 interests

Officers	There shall initially be no specific officers associated with Mission Property Holdings LLC, Series 2, although, the Managing Member may appoint Officers of Mission Property Holdings LLC, Series 2, from time to time, in its sole discretion

Aggregate Ownership Limit	As stated in Section 1.1

Minimum Interests	0 Interests per Member

Fiscal Year	As stated in Section 8.2

Information Reporting

Termination	As stated in Section 11.1(b)

Liquidation	As stated in Section 11.3

Amendments to this Exhibit	As stated in ARTICLE XII As stated in Section 8.1(c)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and effective on the date adjacent to their signatures.

MISSION PROPERTY HOLDING LLC, SERIES 2

By: Mission Property Holdings LLC
Its: Manager

By: Ownify, Inc.
Its: Manager

Date: June 30, 2023	By:	/s/Frank Rohde
	Name:	Frank Rohde
	Title:	Chief Executive Officer